UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Limited – Transaction By Primary Insider

HAMILTON, Bermuda - February 2, 2024 - Primary insider in Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL), Marcel Wieggers, has been issued 492 ordinary shares in the Company in connection with the vesting of certain Time-vested Restricted Stock Units previously awarded to Mr. Wieggers under the Company’s management incentive plan, as further described in the attached form.

This information is subject to disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

Contact Information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

For additional information, visit www.seadrill.com.

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Marcel Wieggers

2	Reason for the notification

a)	Position/status	Primary insider, Senior Vice President - Operations

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Shares in Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Receipt of ordinary shares in Seadrill Limited due to vesting of Restricted Stock Units previously awarded under Seadrill Limited’s management incentive plan

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 43.32 per share	492 shares

d)	Aggregated information	Receipt of 492 shares for a total of USD 21,313.

— Aggregated volume

— Price

e)	Date of the transaction	2024-02-01

f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 2, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited